Exhibit 99.24

CANNTRUST™ REPORTS STRONG REVENUE, PATIENT GROWTH AND NET INCOME FOR THE CURRENT QUARTER

Vaughan, ON / August 28, 2017 – CannTrust Holdings Inc. (“CannTrust” or the “Company” | CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, today announced financial and operating results for the six months ending June 30, 2017. All amounts expressed are in Canadian dollars unless otherwise noted.

Revenues for the three and six month periods ended June 30, 2017 were $4,541,378 and $7,574,623 respectively compared to $798,403 and $1,499,180 in the comparable 2016 periods. Net Income (loss) for the three and six month periods ended June 30, 2017 were $754,864 and ($23,040) respectively compared to ($1,565,661) and ($2,253,574) respectively.

2017 Second Quarter Highlights

•	Record Revenues of $4.5M in Q2 2017, a 469% increase from the comparable prior year period
•	Active patients increased to more than 20,000 compared to 4,000 in the comparable prior year period

•	Positive Net Income, Cash Flow from Operations and Adjusted EBITDA

•	Increased average net selling price per gram to $8.86, an increase of 75% from the comparable prior year period

•	Increased oil production capacity with the addition of new state of the art extraction equipment

•	Cannabis extracts increased to over 50% of sales in the quarter

•	Reduced cash cost per gram to $1.49[i] compared to $1.96 in the prior quarter

•	Received approval for increase in Langstaff Facility Vault storage capacity from $6.25 million to $25 million

•	Began Phase 1 development of the 430,000 square foot Niagara Greenhouse which is scheduled to be online in the fall of 2017. Together with Phase 2, which is expected to be completed in 2018, this Facility should provide the Company with up to 40,000 additional kilograms of annual growing capacity

•	Patents for our single serve Brew Budz pods now granted in both the U.S. and Canada with patents pending in the E.U., China and Australia

•	Together with Apotex, our Global pharma partner, began the development of new dose forms aimed at making it easier for patients to use medical cannabis

1 Costs to harvest (from cloning to harvest) - includes all cash operating costs (primarily growing labour, utilities, grow nutrients and rent).

Developments subsequent to the Quarter

•	Current sales exceeding $1.9 million per month

•	Increased active patients to over 25,000

•	Commenced the successful public trading of the Company’s shares on the CSE under the symbol “TRST”

•	Strengthened our Leadership and Management Team with the addition of three new Directors and a Vice President of Operations

Second Quarter 2017 Financial Summary

	Three Months		Six Months
	June 30,		June 30,
CAD$ (except grams sold)	2017	2016	2017	2016
Dried Cannabis	$1,956,345	$746,280	$3,846,395	$1,396,070
Extracts	2,386,084	-	3,434,248	-
Other	198,949	52,123	293,980	103,110
Total Revenue	4,541,378	798,403	7,574,623	1,499,180
Gross Profit	3,999,530	222,828	7,789,428	576,491
Adjusted EBITDA (loss)*	1,416,116	(731,790)	3,112,144	(1,135,896)
Net Income (loss)	754,864	(1,565,661)	(23,040)	(2,253,574)
Earnings (loss) per share - basic and diluted	0.01	(0.05)	(0.00)	(0.08)
Total grams sold	477,837	147,255	810,315	289,060
Average net selling price per gram - Dried Cannabis	8.58	5.07	8.46	4.83
Average net selling price per gram - Extracts	9.12	-	9.34	-
Total average net selling price per gram	8.86	5.07	8.85	4.83

*Non-IFRS Measures

A comprehensive discussion of CannTrust’s financial condition and results of operations are provided in the Company’s Management Discussion & Analysis and Financial Statements filed with SEDAR and can be found on www.sedar.com.

Management Overview

“CannTrust has an amazing team, all of whom have helped build a business steeped in a culture of compliance and the highest standards” said Eric Paul CEO. “During the period we experienced dynamic growth in all areas of the Company as we continue to execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians.”

“Our standardized, pesticide-free products and our physician education programs continue to position us as one of the premier providers resulting in exceptional new patient growth.”

“Our recent listing on the CSE will provide the Company with the exposure, platform and access to capital markets required to effectively compete and participate in the dynamic growth of our industry.”

Paul continued “The pending legislation to legalize the adult consumer use of cannabis provides a major opportunity for the Company and we believe that our expansion in Niagara will give us the capacity to garner a substantial share of this market.”

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario and is upgrading a 430,000 square foot cultivation facility in the Niagara region.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca